April 23, 2018

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 103 filed on March 2, 2018

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on April 11, 2018 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: Given that the MML Equity Income Fund has added language to its investment strategy regarding the use of derivatives, please expressly describe how much the Fund will invest in derivatives, how the Fund will value derivatives in relation to the 80% name test rule, and what types of derivatives the Fund plans to invest in.

Response: The Fund expects use of derivatives to be rare. The Fund does not expect to consider the values or investment exposures of derivatives for purposes of testing compliance with its 80% name test policy. If the Fund were to do so in the future, it might consider the specific derivative in question and the investment exposure created by it in determining how to value the derivative for purposes of the 80% test. The Fund expects to use equity index futures as a cash management tool from time to time. In addition, futures and options contracts may be bought or sold for a number of reasons, including to manage exposure to changes in securities prices, foreign currencies, and credit quality; as an efficient means of increasing or decreasing a fund’s exposure to a specific part or broad segment of the U.S. market or a foreign market; in an effort to enhance income; to protect the value of portfolio securities; and to serve as a cash management tool.

2)	Comment: Please add disclosure for the MML Global Fund to reflect that it will generally invest at least 40%, but if market conditions are unfavorable, then no less than 30%, in foreign issuers, or that the Fund invests in accordance with a global index.

Response: We respectfully disagree that the use of the term “global” in the Fund’s name requires a Fund to invest in accordance with the above-referenced limitations. We base this on the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and that the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

As an initial matter, Section 35(d) of the 1940 Act does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund. Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC defines as materially deceptive or misleading. Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading. The SEC has not delegated its authority to the Staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test. To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the “Adopting Release”)). As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

3)	Comment: Please explain the reasoning for including small company risk disclosure under Principal Risks for the MML Mid Cap Value Fund.

Response: Although the MML Mid Cap Value Fund has a principal investment strategy of investing in mid-cap companies, it is possible that the Fund may invest in small-cap companies from time to time. For this reason, our Small and Mid-Cap Company Risk is a standardized risk that includes disclosure regarding both small and mid-cap company risk. This disclosure is used across all of the funds in our fund complex that invest in either small or mid-cap companies.

4)	Comment: Please confirm whether there is a website for portfolio holdings disclosure. If a website for portfolio holdings exists, please include the website in disclosure in the Prospectus.

Response: The Funds’ portfolio holdings are made available on a website as disclosed in the Disclosure of Portfolio Holdings section of the Statement of Additional Information (“SAI”). Item 9(d) of Form N-1A requires that a Fund state in its Prospectus “a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable.” Because only the Funds’ holdings are made available on the website, and not the Funds’ policies and procedures, the

Funds’ Prospectus does not include the website address and refers to the SAI for a description of the Funds’ portfolio holdings policies and procedures.

We confirm that the items noted in the cover letter to PEA No. 103 were the only material items requiring your review.

Very truly yours,

/s/Andrew M. Goldberg
Andrew M. Goldberg
Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund
Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company